UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone E, Hanwei International Plaza, Fengmao South Road, Fengtai District

Beijing 100070, the People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Unless we otherwise specify, when used in this Form 6-K the terms “SouFun,” “we” and “our” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

This Form 6-K contains our unaudited financial results as of and for the three months ended September 30, 2013 and a discussion of these results, which we previously publicly released on November 7, 2013.

This Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into our Registration Statement on Form F-3 (Registration No. 333-181407).

Third Quarter 2013 Results

Revenues

SouFun reported total revenue of $185.0 million in the third quarter of 2013, representing an increase of 45.4% from the corresponding period in 2012, primarily driven by the growth in listing services and SouFun membership e-commerce services.

Revenue from marketing services was $86.5 million in the third quarter of 2013, an increase of 8.5% from $79.7 million in the corresponding period in 2012.

Revenue from e-commerce services was $49.7 million in the third quarter of 2013, a 94.2% increase from $25.6 million in the same period in 2012, primarily due to expansion of SouFun membership services in existing and new cities.

Revenue from listing services was $46.3 million in the third quarter of 2013, an increase of 128.0% from $20.3 million for the corresponding period in 2012, primarily due to increased paying agent subscribers.

Revenue from other value-added services was $2.6 million in the third quarter of 2013, an increase of 57.5% from $1.6 million in the corresponding period in 2012.

Cost of Revenue

Cost of revenue was $28.5 million in the third quarter of 2013, an increase of 37.0 % from $20.8 million in the corresponding period in 2012. The increase in cost of revenue was mainly driven by the increase in staff costs and taxes.

Gross margin was 84.6% in the third quarter of 2013, compared to 83.6% in the corresponding period in 2012.

Operating Expenses

Operating expenses were $46.2 million in the third quarter of 2013, an increase of 16.6% from $39.6 million for the corresponding period in 2012, reflecting effective cost control.

Selling expenses were $25.4 million in the third quarter of 2013, an increase of 23.1% from $20.6 million in the corresponding period in 2012, primarily due to increased staff cost.

General and administrative expenses were $20.7 million in the third quarter of 2013, an increase of 9.5% from $18.9 million in the corresponding period in 2012, primarily due to increased staff cost.

Operating Income

Operating income was $110.6 million in the third quarter of 2013, an increase of 65.5% from $66.8 million in the corresponding period in 2012, driven by revenue growth and effective cost control.

Income Tax Expenses

Income tax expense was $14.2 million in the third quarter of 2013, a 29.2% decrease compared to $20.0 million for the corresponding period in 2012. The decrease was primarily due to a one-time benefit of $15.1 million resulting from certain subsidiaries being now subject to a lower dividend-related withholding tax rate.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $102.7 million in the third quarter of 2013, a 108.9% increase from $49.2 million in the corresponding period in 2012. Fully diluted earnings per share were $1.22 in the third quarter of 2013, doubled from $0.61 in the corresponding period in 2012.

Cash

As of September 30, 2013, SouFun had cash, cash equivalents, and short-term investments (excluding the available-for-sale security) of $320.7 million, compared to $143.6 million as of December 31, 2012. Cash flow from operating activities was $126.3 million in the third quarter of 2013, a 123.7% increase from $56.4 million in the same period in 2012.

SouFun Holdings Limited

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except as noted)

	Sep 30,	Dec 31,
	2013	2012
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	294,382	118,167
Restricted cash, current	216,623	—
Short-term investments	26,320	26,841
Accounts receivable, net	63,400	30,029
Funds receivable	55,659	7,600
Prepayment and other current assets	33,349	9,226
Deferred tax assets, current	2,977	2,734

Total current assets	692,710	194,597

Non-current assets:
Property and equipment, net	221,258	79,564
Restricted cash, non-current	292,525	391,416
Deferred tax assets, non-current	5,526	1,723
Deposit for non-current assets	—	8,750
Prepayment for BaoAn acquisition	—	111,367
Other non-current assets	11,503	13,744

Total non-current assets	530,812	606,564

Total assets	1,223,522	801,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	270,670	270,670
Deferred revenue	129,910	65,871
Accrued expenses and other liabilities	121,368	89,306
Customers’ refundable fees	79,288	18,449
Income tax payable	33,766	23,659
Amounts due to a related party	338	—

Total current liabilities	635,340	467,955
Non-current liabilities:
Long-term loans	180,750	80,750
Deferred tax liabilities, non-current	86,167	64,947
Other non-current liabilities	475	—

Total non-current liabilities	267,392	145,697

Total Liabilities	902,732	613,652

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 57,196,844 shares and 56,013,735 shares issued and outstanding as at September 30, 2013 and December 31, 2012, respectively	7,344	7,192
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at September 30, 2013 and December 31, 2012 , respectively	3,124	3,124
Additional paid-in capital	84,748	69,637
Accumulated other comprehensive income	36,437	23,974
Retained earnings	188,423	82,952

Total SouFun shareholders’ equity	320,076	186,879
Noncontrolling interests	714	630

Total equity	320,790	187,509

TOTAL LIABILITIES AND EQUITY	1,223,522	801,161

SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	September 30, 2013	September 30, 2012
Revenues:
Marketing services	86,485	79,717
E-commerce services	49,694	25,590
Listing services	46,311	20,312
Other value-added services	2,558	1,624

Total revenues	185,048	127,243
Cost of revenues:
Cost of services	(28,532)	(20,819)

Total cost of revenues	(28,532)	(20,819)

Gross Profit	156,516	106,424
Operating expenses and income:
Selling expenses	(25,415)	(20,647)
General and administrative expenses	(20,739)	(18,938)
Other income	274	—
Operating Income	110,636	66,839
Foreign exchange gain	—	23
Interest income	7,532	4,995
Interest expense	(3,632)	(2,826)
Government grants	2,391	181

Income before income taxes and noncontrolling interests	116,927	69,212

Income tax expenses
Income tax expenses	(14,186)	(20,042)

Net income	102,741	49,170
Net income attributable to noncontrolling interests	1	—
Net income attributable to SouFun Holdings Limited’s shareholders	102,740	49,170

Other comprehensive income, net of tax
Foreign currency translation	3,524	(842)
Unrealized gain on available-for-sale security	—	200

Other comprehensive income, net of tax	3,524	(642)

Comprehensive income	106,265	48,528

Comprehensive income attributable to noncontrolling interests	1	—
Comprehensive income attributable to SouFun Holdings Limited’s shareholders	106,264	48,528

Basic	1.31	0.64
Diluted	1.22	0.61
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	78,217,258	76,906,873
Diluted	84,240,621	80,532,484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: November 22, 2013

Exhibit Index

Exhibit 99.1 — Press Release